Exhibit 95

MINE SAFETY DISCLOSURE

We operate surface mines in the western United States to produce construction aggregates. The operation of our mines is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA conducted 22  and 27 inspections at 19 and 20 of our mines during the three months ended September 30, 2020 and 2019, respectively. There were 19 and 26 inspections without reportable citations, there were four and 1 reportable citation during the three months ended September 30, 2020 and 2019.

During the three months ended September 30, 2020 and 2019, specifically with respect to our mines:

●	MSHA did not issue any orders requiring persons to be withdrawn from the areas affected by the alleged violations of mandatory health or safety standards under Section 104(b) of the Mine Act.
●	MSHA did not issue any citations or orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act.
●	MSHA did not identify any flagrant violations under Section 110(b)(2) of the Mine Act.
●	MSHA did not issue any imminent danger order requiring immediate withdrawal from the affected areas under Section 107(a) of the Mine Act.
●	We did not experience any mining-related fatalities.
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We did not receive written notice of a pattern of violations of mandatory health or safety standards from MSHA under Section 104(e) of the Mine Act or of the potential to have a pattern of violations of mandatory health or safety standards from MSHA.

●	There was one legal action that is a contest of citations referenced in Subpart B of 29 CFR Part 2700 pending before the Federal Mine Safety and Health Review Commission.
●	There was one such legal action resolved during the three months ended September 30, 2020 and 2019.
●	Proposed assessments from the MSHA during the three months ended September 30, 2020 and 2019 were less than two thousand dollars.